*                            UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14F

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                          REZconnect Technologies, Inc.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                     0-18412
             ------------------------------------------------------
                            (Commission File Number)

                              New York/ 11-2602120
          (State of incorporation) (I.R.S. Employer Identification No.)

                          560 Sylvan Avenue--Suite 300
                       Englewood Cliffs, New Jersey 07632
                    (Address of principal executive offices)

                 Registrant's telephone number: (201) 567-8500

                          REZCONNECT TECHNOLOGIES, Inc.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

REZCONNECT TECHNOLOGIES,INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY REZCONNECT TECHNOLOGIES,INC.'S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on November 23, 2004, of the outstanding shares of common stock, $.001 par value, of REZconnect Technologies, Inc., a New York corporation (the "Company"), in connection with the designation by YourTravelBiz.com Inc., an Illinois corporation ("YTB"), of certain members of the Board of Directors of the Company, pursuant to the terms of a Merger and Stock Exchange Agreement, dated as of September 17,2004 and Amended November 19, 2004 (the "Merger Agreement"), by and among the Company, the stockholders of YTB and YTB.

The Merger Agreement provides for the acquisition by the Company of all of the outstanding capital stock of YTB (the "Merger"). Following the Merger, YTB will be a wholly owned subsidiary of the Company; and two new wholly owned subsidiaries will be formed by the Company , prior to closing, namely REZconnect Technologies, Inc. and YTB Travel Network, Inc. In addition, at closing, certain assets of YTB Travel and Cruises, Inc. will be transferred to YTB Travel Network, Inc. and assets of the Company involved in the conduct of its travel booking business will be transferred by the Company to the YTB Travel Network, Inc. subsidiary which entity will then be wholly owned by the Company.

Following closing of the Merger, the Company will, upon receipt of requisite shareholder approval;(1)increase its authorized capital stock to 50,000,000 shares; (2) reincorporate the Company under Delaware law; and (3) change its name to YTB International, Inc. ("YTBI").

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND IS NOT BEING PROVIDED IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.


The Merger Agreement and associated Shareholder Agreement provide that the Company's three current directors shall remain in office as of the Closing Date and YTB shall designate three new directors (the "YTB Designees"). The YTB Designees will take office effective upon the consummation of the Merger (expected to occur on or about December 2, 2004) so long as this Information Statement has been filed with the Securities and Exchange Commission and forwarded to Company shareholders of record at least 10 days in advance. For more detail about this change of control, biographical information and the prospective addition of three independent directors to the Company's Board, see "Existing Board of Directors; Board Members and YTB Designees" below.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning YTB and the YTB Designees has been furnished to the Company by YTB or the YTB Designees, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                     Proposed Change in Control Transaction

On September 17, 2004, the Company entered into the Merger Agreement which, as Amended November 19, 2004, provides the Company will, on the Closing Date, effect the Merger with YTB as outlined above. Upon consummation of these transactions, the YTB shareholders will own, on a fully diluted basis, approximately fifty percent (50%) of the common stock of the combined company, to be known as YTBI at the time the name change contemplated above takes effect following amendment of the Company's Certificate of Incorporation.

The consummation of the Merger is contingent upon several factors including, but not limited to, (i) the completion of due diligence investigations by YTB and the Company of each other's business and operations and (ii) receipt of audited financial statements of YTB, to the sole satisfaction of the party conducting the investigation.

          Existing Board of Directors; Board Members and YTB Designees

Directors are elected at the annual meeting of stockholders receiving a majority of the votes cast when a quorum exists. Each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended December 31, 2003, the Board of Directors held three regular quarterly meetings. For biographies of the existing Members of the Company's

Board of Directors as well as the YTB Designees, see below.

The Merger Agreement and associated Shareholder Agreement provides that, on the Closing Date, the Company shall cause a special meeting of the Board of directors to be held, at which meeting the size of the Board of Directors shall be set at 6 members and cause the three YTB Designees to be appointed to the Company's Board of Directors;

YTB has informed the Company that it will select Lloyd Tomer, Scott Tomer and Kim Sorensen as the YTB Designees, and that each of them has consented to serve as a director of the Company upon appointment. YTB has advised the Company that, except for Lloyd Tomer (who owns 79,700 shares) and Kim Sorensen (who owns 23,799 shares), to its knowledge, neither the YTB Designees nor any of their affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to the transactions between YTB and the Company that have been described herein and/or described in the more detailed Merger Agreement. In addition, YTB has advised the Company that, to its knowledge, none of the YTB Designees are currently a director of, nor do any of them hold any position with, the Company, nor do any of them have a familial relationship with any director or executive officer of the Company.

Notwithstanding the forgoing, the Shareholder Agreement provides that, at a mutually agreed future date, the Company and YTB respectively shall name one new director (each of whom will be independent as defined under pertinent securities standards), and a third independent director will jointly be chosen by the other two independent directors. Given the of period time it is expected to take to complete the selection process, including agreement on the third independent director agreed to by the other two, and given that the Company is not currently subject to the Sarbanes Oxley Act requiring at least an Audit Committee be comprised of a majority of independent directors, the Company and YTB have elected to defer such search until at least after consummation of the Merger. At the time of selection, and at least 10 days before taking office, the Company will mail to stockholders of record and file with the SEC such information regarding the new directors as is required by Section 14(f) of the Exchange Act.

The following table sets forth the name, age and position with the Company of each of the persons expected to be appointed to the combined Company's Board of Directors and each of the persons expected to be appointed as an Executive Officer of the Company following completion of the Merger described herein:

     Name                        Age            Principal Position
-----------------                ---     --------------------------------
Lloyd Tomer                       70     Chairman of the Board of Directors
Michael Y. Brent*                 62     Director and Chief Executive Officer
Scott Tomer                       46     Director and President
Derek Brent*                      33     Director and Secretary
Kim Sorensen*                     54     Director
Harold Kestenbaum                 53     Director
--------------
     * The existing Members of the Company's Board of Directors have served since November 1989 (Michael Brent); December 1991 (Mr. Kestenbaum); and April 1995 (Derek Brent).

Below are biographies of the current Members of the Board of Directors (Messrs Brent, Brent and Kestenebaum) and then the biographies of YTB Designees (Messrss. Tomer, Tomer and Sorensen):

MR. MICHAEL Y. BRENT, CHIEF EXECUTIVE OFFICE AND A DIRECTOR, Graduated from the University of Miami in June 1965 with a Bachelor of Arts in admini-stration and accounting. From July 1965 through 1974, he was Director of Convention Sales for his family hotel business. From 1974 through 1981, Mr. Brent owned and operated his own travel company. In 1982, he helped start Travel Network, Ltd. (one of the Company's predecessors) and served as Vice President until June 1989 when he became its Chief Operating Office and a part owner. In 1994, Mr. Brent became Chairman, President and Chief Executive Officer of the Company.

MR. DEREK J. BRENT, A DIRECTOR AS WELL AS SECRETARY AND VICE PRESIDENT/SALES, the son of Michael Y. Brent, graduated from the University of Maryland in June 1993 with a Bachelor of Business Administration and Accounting, majoring in accounting. Derek Brent has passed all necessary CPA examinations. He joined the Company's predecessor in May 1993 as sales consultant andd, in 1996, he became Director of Sales.

MR. HAROLD KESTENBAUM, DIRECTOR, Graduated from the University of Richmond School of Law in 1975, and is the Company's franchise and general counsel. Mr. Kestenbaum is engaged primarily in the independent practice of law, specializing in franchise and distribution law, representing franchisors only, both start-up and established, from his Garden City, New York offices. He is, among other professional roles, a founding member of the new York State Bar Association's Franchising, Distribution and Licensing Law Section.

J. LLOYD TOMER, CHAIRMAN OF THE BOARD OF DIRECTORS, is a seasoned veteran of direct sales and marketing. After spending thirteen years in the ministry, he joined the A.L. Williams company (now known as Primerica Financial Services) in January 1981. He achieved the level of Senior National Sales Director in 1985 and maintained that position through 2001. While at A. L. Williams he built a successful sales organization numbering in the thousands, whose combined life insurance sales was measured in the billions, with assets under management of $750 million. He sold his A. L. Williams business in January 2002 to devote his marketing expertise to YourTravelBiz.com. He attended Anderson College in Anderson, Indiana.

SCOTT TOMER, A DIRECTOR AND PRESIDENT, worked with his father, Lloyd Tomer, at Primerica Financial Services from 1981- 1993. Scott earned the level of National Sales Director at Williams and had the responsibility of field support and training for their sales force, where he trained over 2,000 sales personnel. He left the Williams organization to become a Certified Financial Planner, which he continued while specializing in real estate investing prior to co- founding YourTravelBiz.com in 2001.

J. KIM SORENSEN, A DIRECTOR, brings to REZconnect Technologies, Inc. an extensive and successful business history. He has owned several businesses, and managed a multi-million dollar mixed real estate complex across from the Illinois state capital in Springfield. He was also a professional bowler and bowling proprietor from 1975 - 1980. He joined AL Williams in 1981 and earned the Sr. Vice President position in 1985. In 1990 Kim partnered with Lloyd Tomer to provide technical and management support for his growing sales organization through 2001. He is a co-founder of YourTravelBiz.com, and his expertise in computer technology has led to the development and management of many of the systems at YourTravlBiz.com

      Voting Securities; Beneficial Ownership of the Company's Common Stock

The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of common stock entitles the holder thereof to one
(1)vote. As of November 23, 2004, 11,592,375 shares of the Company's common stock were issued and outstanding. Immediately following the Closing, 4,092,376 Series B Convertible Preferred Stock will be issued in the Merger and will be convertible into 4,092,376 shares of the Company's common stock may also be voted (one for one).

                      Committees of the Board of Directors

The Company will in the future establish an Audit Committee in accordance with
Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act") that will be comprised of a majority "independent" directors as defined under pertinent securities rules. The Company and YTB have, under the Shareholder Agreement agreed that, at a mutually determined future date, each of YTB and the Company respectively, shall name one new director (each of whom will be independent as defined under pertinent securities standards), and a third independent director will jointly be chosen by the other two independent directors. Given the of period time it is expected to take to complete the selection process, including agreement on the third independent director agreed to be the other two, and given that the Company is not currently subject to the Sarbanes Oxley Act requiring at least an Audit Committee be comprised of a majority of independent directors, the Company and YTB have elected to defer such search until at least after consummation of the Merger. At the time of selection, and at least 10 days before taking office, the Company will mail to stockholders of record and file with the SEC such information regarding the new directors as is required by Section 14(f) of the Exchange Act.

Once put in place. the Audit Committee, among other things, will determine engagement of the independent certified public accountants and review the scope and effect of the audit engagement. Because the Company will constitute a "controlled company" as defined under the Sarbanes-Oxley Act, the Company is exempt from being required to create a Compensation Committee or other committee(s) comprised of a majority of independent directors.
                                   Signature

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                   REZconnect Technologies, Inc.

                                   By:  /s/ Michael Y. Brent

                                       --------------------------------------
                                       Michael Y. Brent, President, Secretary
                                       and Chairman of the Board of Directors

Dated: November 22, 2004